Exhibit 99.2

MERCURY ECOMMERCE ACQUISITION CORP.

COMPENSATION COMMITTEE CHARTER

As adopted by the Board of Directors, effective [●], 2021

Purpose

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to (i) discharge the Board’s responsibilities relating to compensation of the Company’s executive officers and directors and (ii) review and recommend to the Board compensation plans, policies and programs, as well as approve individual executive officer compensation, intended to attract, retain and appropriately reward employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s stockholders.  The Committee shall also prepare the compensation committee report on executive compensation required to be included in the Company’s annual report or proxy statement relating to the election of directors.

Composition of the Committee

The Committee shall be comprised of two or more directors, each of whom meets the independence requirements of The Nasdaq Stock Market LLC (“Nasdaq”), provided that the Board may elect to take advantage of any exception from such requirements provided in the NASDAQ rules and any other requirements deemed by the Board to be applicable, including any requirements imposed by the Securities and Exchange Commission.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

Committee members (i) shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee, (ii) shall serve for such terms as the Board may determine, or until their earlier resignation, death or removal, and (iii) may be removed by the Board in its discretion.

Meetings

The Committee shall meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities.  The Board shall designate one member of the Committee to serve as its chairperson.  The chairperson will preside, when present, at all meetings of the Committee.  The Committee will meet at such times as determined by its chairperson or as requested by any two of its members.  Notice of all Committee meetings shall be given, and waiver thereof determined, in accordance with the notice and waiver of notice requirements applicable to the Board.  The Committee may meet by telephone, video conference or similar means of remote communication.

Each member of the Committee shall have one vote.  One-third of the Committee members, but not less than two, shall constitute a quorum.  The Committee shall be authorized to take any permitted action only by the affirmative vote of a majority of the Committee members at any meeting at which a quorum is present, or by the unanimous written consent of all of the Committee members.

The Committee shall maintain copies of minutes of each meeting of the Committee, and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee.  A copy of the minutes of each meeting and all consents shall be placed in the Company’s minute book.

Delegation

The Committee may form and delegate authority to subcommittees consisting of one or more members when it deems appropriate.

Authority

The Committee shall have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel or other adviser (a “Committee Adviser”) as it deems appropriate to assist with the execution of its duties and responsibilities as set forth in this Charter.  The Committee shall be directly responsible for appointing, compensating and overseeing the work of any Committee Adviser retained by the Committee and shall receive appropriate funding from the Company, as determined by the Committee, for payment of reasonable compensation to such Committee Adviser as well as for any costs or expenses related to the ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.  To the extent required by Nasdaq rules, the Committee shall assess the independence of any Committee Adviser taking into account the factors specified by applicable Nasdaq rules.  The Committee shall also have authority to obtain advice and assistance from any officer or employee of the Company and shall have full, unrestricted access to Company books, records and facilities.

Duties and Responsibilities

In furtherance of its purpose, the Committee shall:

1.
Review and approve annually corporate goals and objectives relevant to chief executive officer (“CEO”) compensation, evaluate at least annually the CEO’s performance in light of those goals and objectives and determine and approve the CEO’s compensation, including salary, bonus, fees, benefits, incentive awards and perquisites, based on this evaluation.  In determining the long-term incentive component of the CEO’s compensation, the Committee shall consider, among other factors, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.  The CEO may not be present during the voting or deliberations regarding his or her compensation or performance.

2.
Review and make recommendations to the Board with respect to the compensation of the Company’s executive officers other than the CEO, including salaries, bonuses, fees, benefits, incentive awards and perquisites.

3.	Review and administer the Company’s employee and management compensation and benefit plans and policies, and provide oversight of each employee benefit plan.

4.
Review and make recommendations to the Board regarding the adoption or material modification of the Company’s compensation plans, including with respect to incentive compensation plans and equity-based plans, policies and programs.

5.	Approve grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive compensation and equity-based plans.

6.
Review and approve, for the CEO and other executive officers of the Company, when and if appropriate, employment agreements, severance agreements, consulting agreements and change in control or termination agreements.

7.
Evaluate and recommend to the full Board appropriate compensation for the Company’s non-employee directors, including compensation and expense reimbursement policies for attendance at Board and committee meetings.

8.
Review the results of any advisory stockholder votes on executive compensation and consider whether to recommend adjustments to the Company’s executive compensation policies and practices in light of such votes.

9.	Develop and implement policies with respect to the recovery or “clawback” of any excess compensation (including stock options) paid to any of the Company’s executive officers based on erroneous data.

10.	Report regularly to the Board on the activities of the Committee.

11.	Conduct an annual performance evaluation of the Committee and its members, including a review of adherence to this Charter.

12.	Review the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

13.	Conduct or authorize investigations into any matter within the scope of the duties and responsibilities delegated to the Committee as it deems appropriate.

14.
Perform such other duties and responsibilities, consistent with this Charter, the Company’s bylaws, governing law, the rules and regulations of Nasdaq, the federal securities laws and such other requirements applicable to the Company, delegated to the Committee by the Board or required under the provisions of any compensation or benefit plan maintained by the Company.